07007551

UNMDSTAT'ES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquis Financial Services of Indiana Inc. Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23236 Lyons Avenue, Suite 221
(No. and Street)

Santa Clarita (City) CA (State) 91321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Goldstein 661-255-4612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100 (Address) Syosset (City) NY (State) 11791 (Zip Code)

PROCESSED
JUN 1 3 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 0 2007 WASH, D.C. 200

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquis Financial Services, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. CRAIG MCGUIRE
Commission # 1724111
Notary Public - California
Los Angeles County
My Comm. Expires Mar 4, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A/ MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENT

MARCH 31, 2007

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Santa Clarita, California

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) as of March 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
May 29, 2007

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

CURRENT ASSETS:	
Cash	$55,673
Receivables from brokers and dealers	112,731
Due from related parties	5,000
Other assets	11,727
Total Current Assets	185,131
PROPERTY AND EQUIPMENT, NET	5,430
Total Assets	**$190,561**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	79,850
Total Liabilities	79,850
STOCKHOLDER'S EQUITY:	
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85
Additional paid-in capital	118,961
Accumulated deficit	(8,335)
Total Stockholder's Equity	110,711
Total Liabilities and Stockholder's Equity	**$190,561**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2007

REVENUES:	
Commissions	$870,310
Other income	10,882
Interest income	967
	882,159
OPERATING EXPENSES:	
Compensation and related costs	625,871
Clearance and exchange fees	67,068
Regulatory fees	49,066
Other operating expenses	86,572
Occupancy and equipment rentals	19,617
Communications and data processing	10,168
Professional fees	24,782
Office expenses	22,962
	906,106
Loss before provision for income taxes	(23,947)
Provision for income taxes	380
NET LOSS	**($24,327)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($24,327)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,083
Loss on disposal of leasehold improvments	1,113
Decrease in receivables from brokers and dealers	93
Decrease in other assets	26,211
Increase in accounts payable, accrued expenses and other liabilities	25,408
NET CASH PROVIDED BY OPERATING ACTIVITIES	30,581
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(650)
NET CASH USED IN INVESTING ACTIVITIES	(650)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution of additional paid-in capital	10,000
Advance paid to officer	(5,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000
NET INCREASE IN CASH	34,931
CASH, BEGINNING OF YEAR	20,742
CASH, END OF YEAR	**$55,673**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2007

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)
Balance April 1, 2006	125,038	$85	$108,961	$15,992
Contributions of additions to capital	10,000	-0-	10,000	-0-
Net loss	(24,327)	-0-	-0-	(24,327)
Balance March 31, 2007	**$110,711**	**$85**	**$118,961**	**($8,335)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION AND BASIS OF PRESENTATION

Marquis Financial Services of Indiana, Inc. (the "Company" formerly known as Benchmark Capital Management) was incorporated in the State of Wisconsin on June 6, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation (the "SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operates out of two locations: Santa Clarita, California and Spring Hill, Florida. During the year ended March 31, 2007, the Company moved its main location from Hicksville, New York to Santa Clarita, California.

The Company is owned by Wall Street at Home.Com, Inc.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Leasehold improvements were amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

Securities Transactions

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At March 31, 2007, the Company did not have cash or cash equivalent balances at risk.

Advertising Expense

All costs of advertising are expensed as incurred.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The principal temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting are as follows:

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods through reduced depreciation deductions for tax purposes.

The basis of prepaid expenses for financial reporting exceeds their tax basis since the Company has elected to expense these costs, which are deminimus and/or under twelve months long, in the year incurred. The excess will be taxable in future periods through reduced expense deduction for tax purposes.

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

3 - RELATED PARTY TRANSACTION

During the year ended March 31, 2007, the Company advanced $5,000 to its officer. The advance bears no interest and is expected to be repaid during the next twelve months.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT

4 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of March 31, 2007:

Commissions receivable	$ 52,731
Good faith deposits	60,000
	$ 112,731

5 - PROPERTY AND EQUIPMENT

Office equipment	$ 7,418
Furniture and fixtures	4,206
	11,624
Less: Accumulated depreciation and amortization	(6,194)
	$ 5,430

Depreciation and amortization expense related to property and equipment amounted to $2,083 for the year ended March 31, 2007.

6 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company had regulatory net capital of $35,822, which was $29,332 in excess of its minimum regulatory net capital requirement of $6,490. The Company's net capital ratio was 2.23 to 1.

7 - COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payments of funds or delivery of securities by any introduced customer accounts.

7 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Concentrations of Credit Risk (cont'd).

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of March 31, 2007, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

Contingencies and Settlements

The Company is currently liable on an arbitration award to a claimant for $17,277. The amount of the award on this case has been recorded and is reflected in the financial position and net capital of the Company at March 31, 2007.

In addition, the Company is currently a defendant in several actions and lawsuits for the alleged violations of federal and state laws which are incidental to its securities business. The claims are for substantial damages and the Company is vigorously defending itself. Management of the Company, after consultation with outside legal counsel, is not in a position to evaluate the likelihood of an unfavorable outcome to the Company on some of the actions, nor to estimate the amount or range of any potential losses to the Company, if any. However, management is of the opinion that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position or net capital. Accordingly, no provision has been made in these financial statements.

7 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Contingencies and Settlements (cont'd).

The Company has issued counterclaims on some of these actions and has other action pending seeking damages. Management is of the opinion, after reviewing such actions with counsel, that the ultimate assets which might result from such actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Operating Lease

The Company has a two-year lease agreement for its office space. Minimum annual rent through March 31, 2007 is as follows:

Future Minimum Lease Payments at March 31,	
2008	$ 10,884
2009	10,884
	$ 21,768

Rent expense charged to activities for the year ended March 31, 2007 amounted to $13,600.

The Company has a non-cancelable operating lease for office equipment requiring payment of $258 a month through April 2009. Future minimum rentals are as follows:

Years Ending March 31:	
2008	$ 3,096
2009	3,096
2010	258
	$ 6,450

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT

8 - PROVISION FOR INCOME TAXES

The provision for income taxes is summarized as follows:

Federal	$ -0-
State	380
Deferred:	
Federal	-0-
State	-0-
	$ 380

The Company has available federal and state net operating loss carry-overs of approximately $30,000 and $59,000, respectively, to offset future income tax liabilities. These carry-overs expire through 2019.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED MARCH 31, 2007

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$110,711
Less: Nonallowable assets		
Property and equipment	5,430	
Commissions receivable	52,732	
Related party advances	5,000	
Other assets	11,727	
		74,889
Net capital		$35,822
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $79,850 pursuant to Rule 15C3-1		5,323
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		6,490
EXCESS NET CAPITAL		$29,332
EXCESS NET CAPITAL AT 1,000 %		$27,837
AGGREGATE INDEBTEDNESS		$79,850
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.23

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED MARCH 31, 2007

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

	Audit	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 55,673	$ -0-	(a)	$ 55,673
Receivables from brokers and dealers	112,731	159,606	(b)	(46,875)
Due from related parties	5,000	-0-	(c)	5,000
Other assets	11,727	30,598	(d)	(18,871)
Total Current Assets	185,131	190,204		(5,073)
PROPERTY AND EQUIPMENT, NET	5,430	3,556	(e)	1,874
Total Assets	**$ 190,561**	**$ 193,760**		**$ (3,199)**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 79,850	$ 20,129	(f)	$ 59,721
Total Liabilities	79,850	20,129		59,721
STOCKHOLDER'S EQUITY:				
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85	85		-0-
Additional paid-in capital	118,961	108,961	(g)	10,000
Retained earnings (accumulated deficit)	(8,335)	64,585	(h)	(72,920)
Total Stockholder's Equity	110,711	173,631		(62,920)
Total Liabilities and Stockholder's Equity	**$ 190,561**	**$ 193,760**		**$ (3,199)**

(a) Reclassification of cash held at clearing house included in Line 2 - Receivables from brokers and dealers in focus report.
(b) Adjustment of net commissions receivable from unsettled trade at March 31, 2007, and reclassification of cash.
(c) Adjustment for advance on behalf of shareholder of $5,000.
(d) Adjustment for various reclassification and misposting.
(e) Adjustment for depreciation on equipment, misclassification of property and equipment, purchases for office expenses, and write-off of leasehold improvements on old office.
(f) Adjustment for various year-end accruals, including various settlements which happen after focus report was filed.
(g) Adjustment for reclassification of capital contributed by shareholders.
(h) Summary of difference listed above.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF MARCH 31, 2007

Net capital as reported on the Focus Report, Part IIA	$ 139,477
Adjustments	(103,655)
Net capital as adjusted and as reported per audited financial statements	$ 35,822

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Marquis Financial Services, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Santa Clarita, California

In planning and performing our audit of the financial statements of Marquis Financial Services of Indiana, Inc., d/b/a Marquis Financial Services, Inc. ("The Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
May 29, 2007

END